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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                                  FORM 10-C

Report by issuer of securities quoted on The Nasdaq Stock Market(sm), filed pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:  NextHealth, Inc.
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: 16600 N. Lago del Oro Parkway,
                                        Tucson, AZ  85739
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ISSUERS TELEPHONE NUMBER (INCLUDING AREA CODE):  (520) 792-5800
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I. CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security:
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2.  Number of shares outstanding before the change:
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3.  Number of shares outstanding after the change:
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4.  Effective date of change:
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5.  Method of change:
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Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):

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Give brief description of transaction:

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II. CHANGE IN NAME OF ISSUER

1.  Name prior to change: Sierra Tucson Companies, Inc.
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2.  Name after change:  NextHealth, Inc.
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3.  Effective date of charter amendment changing name:  September 28, 1995
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4.  Date of shareholder approval of change, if required:  N/A
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                                          /s/ JOHN H. SCHMITZ
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October 5, 1995                           President and Chief Executive Officer
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DATE                                               OFFICERS SIGNATURE AND TITLE